ORBITAL CORPORATION LIMITED ABN 32 009 344 0584 WHIPPLE STREET BALCATTA WA 6021 AUSTRALIA T: +61 8 9441 2311 F: +61 8 9441 2133 www.orbitalcorp.com.au

FOR IMMEDIATE RELEASE: 2 SEPTEMBER 2014	ASX Code: OEC

Orbital commits to new growth strategy

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Board established strategic growth plan focussed on building market capitalisation.

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System sales, new joint ventures, and new business acquisitions to drive growth.

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Diversification targeting the resources sector.

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Orbital is uniquely positioned for growth in the worldwide unmanned aircraft systems sector.

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The Synerject Joint Venture continues to deliver revenues and profits.

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New Performance Rights Plan to be adopted to incentivize growth in Orbital’s market capitalisation.

Following the successful completion of Orbital Corporation Limited’s (Orbital or the Company) share buy-back program, and the achievement of a $1.7m profit for FY2014 the Board has conducted a strategic review of the Company’s businesses and has reaffirmed its commitment to an aggressive growth strategy. Orbital remains focused on innovation and commercialisation of technologies as a vehicle to deliver improved profitability and ultimately significant growth of the Company’s market capitalisation.

Unmanned Aircraft Systems

Orbital leads the heavy fuel small unmanned aircraft systems (SUAS) market with its patented FlexDi™ engine management system.  This new business addition is a significant part of the Company’s strategy for top line growth.  The FlexDi™ engine management system provides Orbital with a unique and patented advantage in this market.  FlexDi™ is already utilised by Textron Unmanned Systems, a division of Textron Inc (Textron), on its Aerosonde 4.7 Unmanned Aerial Vehicle (UAV).

Orbital is currently undertaking a design, development and validation program for a next generation SUAS propulsion system utilising FlexDi™ for Insitu Inc., a subsidiary of The Boeing Company (Insitu-Boeing).  The new propulsion system for Insitu-Boeing will be the most advanced ever released to this segment of the market with features that should drive adoption across a broader range of UAV products.  With Insitu-Boeing and Textron as customers, Orbital is servicing the heavy fuel propulsion systems needs of the two pre-eminent companies in the SUAS market.  The total market for all UAV sizes is already at over $3 billion per annum and is projected to double in the next five years.

Synerject Joint Venture

Synerject, the Company’s joint venture with Continental AG, continues to deliver both revenue and profit growth.  The Synerject business was created within Orbital to provide gasoline engine management systems and components to marine, motorcycle and recreation industry manufacturers.  Synerject is a global company with operations in Asia, Europe and the United States, providing both onsite and regional support to its local and global customers.  The Synerject business is a positive example of Orbital’s business model and the Company intends to continue to search for new and profitable joint ventures which will enhance Orbital’s value proposition.  The Board believes the full value of Orbital’s 30% interest in the Synerject joint venture is not currently reflected in the Company’s market capitalisation.  Orbital will continue to explore opportunities to maximise the value of the Synerject investment.

New joint venture opportunities

The Company is identifying and reviewing opportunities for external growth through joint venture and is currently working with UCAL Fuel Systems Limited (UCAL) on the establishment of a new joint venture in India to service the country’s growing automotive engineering sector.  UCAL offers comprehensive Fuel Management Systems for the Automotive sector as well as manufactures pumps, emission control parts and various components.  This joint venture is expected to evolve into an engine management and fuel systems supply business and will target the growing Indian automotive and motorcycle market where UCAL already has a strong presence.  The Indian defence business is also a growing market and may be strategically significant to Orbital’s growth plan for the future.

Acquisition opportunities

Orbital is executing a diversification strategy to grow the top line and increase profits of its business and value for shareholders.  The Company is assessing a number of acquisition opportunities predominantly in the resources sector.  Orbital’s engineering and commercial strength provides a springboard for new potential acquisitions.  Orbital is targeting opportunities with unique technology and exposure to the resources sector as well as synergies with the Company’s existing businesses.

New Performance Rights Plan

To assist the Company’s growth strategy, a new Performance Rights Plan (the Plan) will be adopted.  The Board considers the Plan a crucial mechanism to encourage performance, to retain high level executives and to ensure the strategy and objectives of the Company are aligned with the creation of shareholder value.  A performance right is a right to be issued a share in the Company upon satisfaction of certain performance conditions (conditions) attached to the performance right.  The Board will seek shareholder approval for the Plan at its next general meeting to grant performance rights to eligible employees.  No performance rights will be issued until such shareholder approval has been obtained.

Under the proposed Plan the Company will offer performance rights to eligible employees for nil consideration and, subject to the achievement of the conditions, the performance rights will vest and entitle the holder to a fully paid ordinary share of the Company for each vested performance right.  The Board intends to issue performance rights with the following conditions:

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Performance Condition 1: achieve market capitalisation of greater than A$20 million;

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Performance Condition 2: achieve market capitalisation of greater than A$35 million; and

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Performance Condition 3: achieve market capitalisation of greater than A$60 million.

Further details of the Plan, including an Explanatory Memorandum, will be included in the Notice of Meeting to be sent to all shareholders.  Orbital’s Chairman, Dr Merv Jones, stated: “Orbital has a strong track record of successful innovation and commercialisation.  It is time to build on this strength and grow the company’s profitability and market capitalisation.  Shareholders can expect further changes and developments as we transition Orbital for growth.  I am confident the team will deliver on the Board’s plan for value creation and success.”

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CONTACTS

Terry Stinson

Email: info@orbitalcorp.com.au CEO & Managing Director  Website: www.orbitalcorp.com.au Tel: +61 8 9441 2311

About Orbital

Orbital is an international developer of innovative technical solutions for a cleaner world. Orbital provides innovation, design, product development and operational improvement services to the world’s producers, suppliers, regulators and end users of engines and engine management systems for application in small unmanned aerial systems, motorcycles, marine and recreational vehicles, automobiles and trucks. Orbital's principal operations in Perth, Western Australia, provide a world class facility with capabilities in design, manufacturing, development and testing of engines and engine management systems.  Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange (OEC).

Forward Looking Statements

This release includes forward-looking statements that involve risks and uncertainties.  These forward-looking statements are based upon management's expectations and beliefs concerning future events. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of the Company, that could cause actual results to differ materially from such statements. Actual results and events may differ significantly from those projected in the forward-looking statements as a result of a number of factors including, but not limited to, those detailed from time to time in the Company’s Form 20-F filings with the US Securities and Exchange Commission. Orbital makes no undertaking to subsequently update or revise the forward-looking statements made in this release to reflect events or circumstances after the date of this release.

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